Exhibit 99.1

COMPANY ANNOUNCEMENT

TORM plc Q3 2026 Results, Dividend Distribution, and Financial Outlook 2026

“Favorable market conditions, healthy transportation demand, and strong execution contributed to a strong third quarter,” said Jacob Meldgaard, CEO of TORM, adding, “We remain confident in the long-term outlook for the product tanker market and are investing selectively in additional newbuildings to renew and grow our fleet, while building on our track record of market-leading performance.”

Financial Results

In the third quarter of 2026, TORM (Nasdaq: TRMD or TRMD A) generated time charter equivalent earnings (TCE) of USD 353m (2025, same period: USD 236m). EBITDA for the Group totaled USD 274m (2025, same period: USD 152m including unrealized losses on financial instruments of USD 7m), while net profit for the period amounted to USD 199m (2025, same period: USD 78m).

During the quarter, tanker freight markets were supported by continued disruptions to global oil trade flows stemming from the conflict involving the US and Iran. Following the collapse of the temporary ceasefire in July, increasing volumes of crude and refined products were exported from the Persian Gulf through shuttle tanker and ship-to-ship operations, creating significant logistical inefficiencies and absorbing substantial tanker capacity. Combined with constrained Middle Eastern and Russian product exports, strong export activity from the US and Asia, and a continued shift of LR2 vessels into crude-related trades, these developments supported freight rates at historically strong levels.

In this market, TORM achieved fleet-wide TCE rates of USD/day 40,102 on average (2025, same period: USD/day 31,012), and available earning days increased to 8,799 (2025, same period: 7,859). Our vessel class LR2 achieved TCE rates of USD/day 52,575, the LR1 vessels achieved TCE rates of USD/day 38,667, and the MR vessels achieved TCE rates of USD/day 36,137.

For the third quarter of 2026, Return on Invested Capital amounted to 26.3% (2025, same period: 13.8%) reflecting the exceptionally high freight rates and basic EPS amounted to USD 1.94 (2025, same period: USD 0.79).

Consequently, TORM delivered a strong financial performance in the first nine months of 2026, generating TCE earnings of USD 1,151m (2025, same period: USD 659m), EBITDA of USD 891m (2025, same period: USD 414m), and net profit of USD 660m (2025, same period: USD 199m).

 Key Figures

USDm	Q3 2026	Q3 2025	Change	9M 2026	9M 2025	Change
Time charter equivalent earnings (TCE)	353	236	117	1,151	659	492
EBITDA	274	152	122	891	414	477
Adjusted EBITDA*	274	159	115	889	426	463
Net profit/(loss) for the period	199	78	121	660	199	461
TCE per day (USD)*	40,102	31,012	9,090	44,803	28,151	16,652
Basic earnings/(loss) per share (USD)	1.94	0.79	1.15	6.46	2.03	4.43
Dividend per share (USD)	1.35	0.62	0.73	4.45	1.42	3.03
Dividend pay-out ratio**	75%	73%	-2%	71%	73%	-2%

* Excludes unrealized gains/losses on derivatives.

** Dividend / Net profit excluding non-recurring items.

Business Highlights

In the third quarter of 2026, TORM sold the 2007-built LR1 vessel TORM Venture and the 2008-built MR vessel TORM Laura. Following these divestments TORM’s fleet comprised 95 vessels, excluding vessels on order.

During the third quarter, TORM continued to advance its fleet renewal and growth agenda. Following the acquisition of six MR resale vessels during the second quarter and the previously announced order of six MR newbuildings during the third quarter, TORM exercised options for an additional two MR newbuildings. Subsequent to quarter-end, TORM entered into agreements for eight LR2 newbuildings to be held through a 50/50 joint venture structure and secured options for an additional two MR newbuildings. Collectively, these investments establish a significant pipeline of future fleet deliveries through 2030, reinforcing TORM's commitment to a modern and efficient fleet while supporting future earnings growth and long-term shareholder value creation.

Based on broker valuations as of 30 September 2026 of TORM’s existing fleet in operation (excluding the value of newbuildings not yet delivered), TORM’s fleet had a market value of USD 4,333m (2025, same date: USD 2,864m) and TORM’s consolidated Net Asset Value (NAV) was USD 4,062m (2025, same date: USD 2,401m) translating into NAV per share of USD 39.60 (2025, same date: USD 24.50).

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 39 04 NOVEMBER 2026	PAGE 1 / 3

COMPANY ANNOUNCEMENT

Distribution of Dividend

Today, TORM’s Board of Directors approved an interim dividend for the third quarter of 2026 of USD 1.35 per share corresponding to an expected total dividend payment of USD 139m. The distribution represents 75% of net profit excluding non-recurring items for the quarter and is consistent with the Distribution Policy.

The dividend will be paid on 02 December 2026 to shareholders of record as of 17 November 2026. The ex-dividend date will be 16 November 2026 for shares listed on Nasdaq Copenhagen and 17 November 2026 for shares listed on Nasdaq New York.

Financial Outlook 2026

Based on the strong coverage and expectations for continued market strength during the remainder of the fourth quarter of 2026, TORM has raised the lower end of its full-year guidance by USD 50m.

Thus, full-year 2026 TCE is now expected to be in the range of USD 1,750 - 1,900m, compared with USD 1,700 - 1,900m following the guidance upgrade announced on 12 October 2026. EBITDA is now expected to be in the range of USD 1,350 - 1,500m, compared with USD 1,300 - 1,500m previously.

As of 28 October 2026, TORM had covered 53% of the Q4 2026 earning days at an average rate of USD/day 78,419. By vessel class, coverage stood at 68% for LR2s at USD/day 112,150, 38% for LR1s at USD/day 106,271 and 49% for MRs at USD/day 59,722.

For the full year 2026, 88% of the earning days have been fixed at an average rate of USD/day 50,487. The remaining part of the earning days in 2026 - equivalent to 4,060 days - remains open and thus subject to market fluctuations. A change in freight rates of USD/day 1,000 will, all else equal, impact EBITDA by approximately USD 4m.

Webcast and Conference Call

TORM will host a webcast and conference call for investors and analysts today, Wednesday 04 November 2026 at 09:00 am Eastern Time / 03:00 pm Central European Time.

Participants joining webcast:

Please access the webcast here.

Participants joining by telephone:

Please call one of the dial-in numbers below at least ten minutes prior to the start (Conference ID: 4701027):

Denmark: +45 32 74 07 10
United Kingdom: +44 20 3481 4247
United States: +1 (646) 307 1963

Contacts

Mikael Bo Larsen, Head of Investor Relations
Tel.: +45 5143 8002

About TORM

TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of product tanker vessels with a strong commitment to safety. environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD. ISIN: GB00BZ3CNK81). For further information. Please visit www.torm.com.

Safe Harbor Statement as to the Future

Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “targets,” “projects,” “forecasts,” “potential,” “continue,” “possible,” “likely,” “may,” “could,” “should” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 39 04 NOVEMBER 2026	PAGE 2 / 3

COMPANY ANNOUNCEMENT

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; inflationary pressure and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; general domestic and international political conditions or events, including “trade wars” and the war between Russia and Ukraine, the conflicts in the Middle East; international sanctions against Russian oil and oil products; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; effects of new products and new technology in our industry; new environmental regulations and restrictions; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our Board of Directors and Senior Management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions; potential disruption of shipping routes due to accidents, climate-related incidents, adverse weather and natural disasters, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.

In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 39 04 NOVEMBER 2026	PAGE 3 / 3